                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------
                                  SCHEDULE TO
                                 (Rule 14d-100)
        Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 1)
                            -----------------------

                   MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP
                       (Name of Subject Company (Issuer))

                      MADISON LIQUIDITY INVESTORS 114, LLC
                               MRI PARTNERS, LLC
                        MADISON CAPITAL MANAGEMENT, LLC
                                 HABERHILL LLC
                                BRYAN E. GORDON
                              RONALD M. DICKERMAN
                             DOUGLAS H.S. GREENE
                      (Name of Filing Persons (Offerors))

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   751641109
                     (CUSIP Number of Class of Securities)

        Ronald M. Dickerman                    Douglas H. S. Greene
  Madison Capital Management, LLC                  Haberhill LL
    410 Park Avenue, Suite 540                   11790 Glen Road
    New York, New York  10022                Potomac, Maryland  20854
          (212) 687-0518                         (301) 299-8715

                                    Copy to:
                             David E. Martin, Esq.
                          100 Park Avenue, 22nd Floor
                           New York, New York  10017
                                 (212) 953-3822

           (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           Calculation of Filing Fee
  -------------------------------------------------------------
  Transaction Valuation*                   Amount of Filing Fee
  ----------------------                   --------------------
  $3,936,000.00                    $787.20


-------------------------
*For purposes of calculating the filing fee only. This amount assumes the purchase of 13,120 Units of the subject company at $300 in cash per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $787.20             Filing Party:  Madison Liquidity
                                            Investors 114, LLC

Form or Registration Number:  5-61557       Date Filed:  May 16, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[  ]  issuer tender offer subject to Rule 13e-4.

[  ]  going private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1.  Summary Term Sheet.

        (a) The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.

Item 2.  Subject Company Information.

        (a) The name of the subject company is Marriott Residence Inn Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 10400 Fernwood Road, Bethesda, Maryland 20817, and its telephone number at that address is (301) 380-2070.

        (b) The Partnership had 65,600 Units of Limited Partnership Interest outstanding as of December 31, 2000, according to its Annual Report on Form 10-K for the fiscal year ended December 31, 2000, dated April 2, 2001.

        (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and Section 8 - "Effects of the Offer" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons

         (a)-(c) The information set forth in "Introduction," Section 11 - "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase, and in the Supplement thereto, is incorporated herein by reference. During the last five years, none of the Purchaser, any of the other Bidders nor any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 4.  Terms of the Transaction.

        (a) This Schedule TO relates to the offer by Madison Liquidity Investors 114, LLC, a Delaware limited liability company (the "Purchaser"), and MRI Partners, LLC, Madison Capital Management, LLC, Haberhill LLC, Bryan E. Gordon, Ronald M. Dickerman and Douglas H.S. Greene, as co-bidders, to purchase up to 13,120 units of limited partnership interest ("Units") for cash at a price equal to $300 per Unit in cash, reduced by any cash distributions made or declared on or after May 16, 2001 (the "Offer Date"), with interest at the rate of 7% per annum from the Expiration Date to the date of payment (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 16, 2001 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

        The information set forth under the captions Section 1 - "Terms of the Offer" through Section 7 - "Certain Federal Income Tax Consequences" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a)  Not applicable.

         (b) The information set forth under the caption "Introduction - Establishment of the Offer Price" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.


Item 6.  Purposes of the Transaction and Plans or Proposals.

          (a), (c)(1)-(7) The information set forth under the caption
Section 9 -"Purpose of the Offer; Future Plans" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

        (a) The information set forth under the caption Section 12 - "Source of Funds" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.

        (b), (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

        (a)-(b) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

         None.

Item 10. Financial Statements.

         The information set forth in the Supplement to the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

        (a) The information set forth in Section 14 - "Certain Legal Matters" in the Offer to Purchase and in the Supplement thereto is incorporated herein by reference.

        (b)  None.

Item 12. Exhibits.

        (a)(5) Supplement to Offer to Purchase dated June 12, 2001.
        (a)(6) Letter to Unitholders dated June 12, 2001.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.


                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2001

                     MADISON LIQUIDITY INVESTORS 114, LLC
                     By:  MRI Partners, LLC, Managing Member



                          By:  /s/ Ronald M. Dickerman
                               --------------------------------------
                               Ronald M. Dickerman, Managing Director

                         MRI PARTNERS, LLC



                         By:  /s/ Ronald M. Dickerman
                              -----------------------------
                         Ronald M. Dickerman, Managing Director

                         MADISON CAPITAL MANAGEMENT, LLC



                         By:  /s/ Ronald M. Dickerman
                              -----------------------------
                         Ronald M. Dickerman, Managing Director

                         HABERHILL LLC



                         By:  /s/ Douglas H.S. Greene
                              -----------------------------
                         Douglas H.S. Greene, Managing Member


                         /s/ Bryan E. Gordon
                         -----------------------------
                         Bryan E. Gordon


                         /s/ Ronald M. Dickerman
                         -----------------------------
                         Ronald M. Dickerman


                         /s/ Douglas H.S. Greene
                         -----------------------------
                         Douglas H.S. Greene

                                 EXHIBIT INDEX

Exhibit        Description                                               Page

(a)(5)         Supplement to Offer to Purchase dated June 12, 2001.
(a)(6)         Letter to Unitholders dated June 12, 2001.